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                             June 6, 2023

       Jeffrey Cocks
       Chief Financial Officer
       Nevada Canyon Gold Corp.
       316 California Avenue
       Suite 543
       Reno, NV 89509

                                                        Re: Nevada Canyon Gold
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 000-55600

       Dear Jeffrey Cocks:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 1. Description of Business, page 1

   1. Please revise to include summary disclosure pursuant to Item 1303 of Regulation S-K.
                                                        The summary disclosure
should include a map of all properties. Please clearly identify which properties are
material and which properties are not material.
   2. Please revise your individual property section to include the information required under
                                                        Item 1304(b) of
Regulation S-K, including:
                                                            a property map,
                                                            the location,
accurate to within one mile, using an easily recognizable coordinate system, and
                                                            the total cost or
book value of the property and its associated plant and equipment.
   3. Please revise to only include current mineral resources meeting the requirements
 Jeffrey Cocks
Nevada Canyon Gold Corp.
June 6, 2023
Page 2
         established under Item 1302(d) of Regulation S-K. Historical resources, and resources prepared under other jurisdictions, that do not meet the aforementioned requirements, should be removed from your filing.
4. Please revise to include the information required under Item 1305 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments.



FirstName LastNameJeffrey Cocks                              Sincerely,
Comapany NameNevada Canyon Gold Corp.
                                                             Division of
Corporation Finance
June 6, 2023 Page 2                                          Office of Energy &
Transportation
FirstName LastName